EXHIBIT 99.1

Lifeway Foods, Inc. Reports Third Quarter 2020 Results

Third Quarter Net Sales Increase 14.6% Year-Over-Year to $26 Million

Morton Grove, IL — November 16, 2020—Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), the leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for the third quarter ended September 30, 2020.

“I am pleased to report that our growth trajectory accelerated in the third quarter of 2020, with a 14.6% increase in sales compared to the third quarter of 2019,” commented Julie Smolyansky, Lifeway’s President and Chief Executive Officer. “Our core business continues to show improved velocities and our decision to focus on digital engagement to fuel online grocery purchases and grocery list initiatives has paid dividends in a retail world that has been shaped by COVID-19 buying habits. We are still investing heavily in customer acquisition strategies as we continue to market products that fit the needs of a growing number of consumers. The trends for multi-serve products with immunity supporting attributes such as probiotics, vitamin D and protein look good for the remainder of 2020 and beyond, and we intend to build on our messaging to tell the Lifeway story to those new to the category. Our results show that retailers that have partnered with Lifeway are seeing gains as we drive category growth. We look forward to expanding those partnerships with increased variety to create a win-win scenario for both consumers and retailers.”

Third Quarter Results

Net sales were $26.0 million for the third quarter of 2020, an increase of 14.6% from $22.7 million in the third quarter of 2019.

Gross profit as a percentage of net sales was 29.1% for the second quarter of 2020, an increase of 140 basis points from 27.7% for the second quarter of 2020. Gross profit percentage was 22.8% in prior year period. The increase versus the prior year was primarily due to the impact of favorable milk pricing, and to a lesser extent favorable freight costs. Additionally, depreciation expense increased reflecting our continued investment in manufacturing improvements.

Third quarter of 2020 selling expenses decreased by 21.0% to $2.1 million compared to the third quarter of 2019 at $2.7 million. Selling expenses as a percentage of net sales were 8.1% during the third quarter compared to 11.8% for the same period in 2019.

General and administrative expenses decreased $0.4 million or 4.6% to $8.7 million during the nine month period ended September 30, 2020 from $9.1 million during the same period in 2019. The decrease is primarily a result of lower compensation expense due to organizational changes made in 2019 and lower incentive compensation, partially offset by increased professional fee expense.

The effective income tax rate for the nine months ended September 30, 2020 was 29.3% compared to 8.8% in the same period last year. The increase in effective tax rate is primarily the result of non-deductible compensation expense related to equity incentive awards and state tax receivables reducing the benefit associated with a pre-tax book loss in 2019, partially offset by a benefit recognized in 2020 due to the enactment of the “Coronavirus Aid, Relief, and Economic Security Act” (the CARES Act). The Company consistently reflects non-deductible officer compensation expense, non-deductible compensation expense related to equity incentive awards and separate state tax rates from year to year. Although similar items were reflected in 2019, the percentage effect is substantially different due to the difference in pre-tax income in 2020 compared to the pre-tax loss in 2019.

The Company reported earnings of $0.12 per diluted share for the third quarter of 2020, an increase from earnings of $0.06 per diluted share in the second quarter of 2020, and as compared to a break-even of $0.00 per diluted share, in the third quarter of 2019.

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Conference Call and Webcast

A pre-recorded conference call and webcast with Julie Smolyansky discussing these results with additional comments and details will be available today at approximately 8:00 a.m. ET. The webcast will be available over the Internet through the “Investor Relations” section of the Company’s website at https://lifewaykefir.com/webinars-reports/. An audio replay will be available through November 30, 2020. North American listeners may dial 844-512-2921 and international listeners may dial 412-317-6671. The passcode is 11142402.

About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces cupped kefir and cheese, frozen kefir, specialty cheeses, probiotic supplements and a ProBugs line for kids. Lifeway’s tart and tangy fermented dairy and non-dairy products are now sold across the United States, Mexico, Ireland and the United Kingdom. Learn how Lifeway is good for more than just you at www.lifewaykefir.com.

Forward-Looking Statements

This release (and oral statements made regarding the subjects of this release) contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as “continue,” “build,” “future,” “increase,” “drive,” “believe,” “look,” “ahead,” “confident,” “deliver,” “outlook,” “expect,” and “predict.” Other examples of forward looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway’s expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and the Company’s subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Contact:

Lifeway Foods, Inc.

Phone: 847-967-1010

Email: info@lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2020 and December 31, 2019

(In thousands)

	September 30, 2020 (Unaudited)	December 31, 2019
Current assets
Cash and cash equivalents	$7,616	$3,836
Accounts receivable, net of allowance for doubtful accounts and discounts and allowances of $1,410 and $1,100 at September 30, 2020 and December 31, 2019, respectively	8,159	6,692
Inventories, net	6,472	6,392
Prepaid expenses and other current assets	1,339	1,598
Refundable income taxes	189	681
Total current assets	23,775	19,199

Property, plant and equipment, net	21,082	22,274
Operating lease right-of-use asset	380	738

Intangible assets
Goodwill and indefinite-lived intangibles	12,824	12,824
Other intangible assets, net	35	152
Total intangible assets	12,859	12,976

Other assets	1,800	1,800
Total assets	$59,896	$56,987

Current liabilities
Accounts payable	$6,036	$5,282
Accrued expenses	2,890	4,087
Accrued income taxes	176	154
Total current liabilities	9,102	9,523
Line of credit	2,763	2,745
Operating lease liabilities	198	488
Deferred income taxes, net	1,292	922
Other long-term liabilities	35	58
Total liabilities	13,390	13,736

Commitments and contingencies

Stockholders' equity
Preferred stock, no par value; 2,500 shares authorized; no shares issued or outstanding at September 30, 2020 and December 31, 2019	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 15,605 and 15,710 outstanding at September 30, 2020 and December 31, 2019, respectively	6,509	6,509
Paid-in capital	2,532	2,380
Treasury stock, at cost	(12,450)	(12,601)
Retained earnings	49,915	46,963
Total stockholders' equity	46,506	43,251

Total liabilities and stockholders' equity	$59,896	$56,987

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three and nine Months Ended September 30, 2020 and 2019

(Unaudited)

(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019

Net sales	$26,039	$22,729	$76,441	$70,497

Cost of goods sold	17,710	16,813	53,613	51,223
Depreciation expense	752	743	2,326	2,235
Total cost of goods sold	18,462	17,556	55,939	53,458

Gross profit	7,577	5,173	20,502	17,039

Selling expenses	2,116	2,679	7,411	8,509
General and administrative	2,805	2,710	8,681	9,100
Amortization expense	39	39	117	152
Total operating expenses	4,960	5,428	16,209	17,761

Income (loss) from operations	2,617	(255)	4,293	(722)

Other income (expense):
Interest expense	(27)	(65)	(96)	(202)
Gain on investments	–	–	4	–
(Loss) gain on sale of property and equipment	–	154	(28)	183
Other income, net	–	77	2	82
Total other income (expense)	(27)	166	(118)	63

Income (loss) before provision for income taxes	2,590	(89)	4,175	(659)

Provision (benefit) for income taxes	764	(17)	1,223	(58)

Net income (loss)	$1,826	$(72)	$2,952	$(601)

Earnings (loss) per common share:
Basic	$0.12	$(0.00)	$0.19	$(0.04)
Diluted	$0.12	$(0.00)	$0.19	$(0.04)

Weighted average common shares:
Basic	15,602	15,740	15,595	15,761
Diluted	15,642	15,740	15,621	15,761

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Nine months ended September 30,
	2020	2019
Cash flows from operating activities:
Net income (loss)	$2,952	$(601)
Adjustments to reconcile net income (loss) to operating cash flow:
Depreciation and amortization	2,443	2,387
Non-cash interest expense	17	17
Non-cash rent expense	(38)	–
Bad debt expense	(3)	20
Deferred revenue	(73)	(73)
Stock-based compensation	274	714
Deferred income taxes	369	–
Loss (gain) on sale of property and equipment	28	(183)
Reserve for inventory obsolescence	–	177
(Increase) decrease in operating assets:
Accounts receivable	(1,464)	(316)
Inventories	(80)	(1,118)
Refundable income taxes	492	1,921
Prepaid expenses and other current assets	248	(399)
Increase (decrease) in operating liabilities:
Accounts payable	756	2,397
Accrued expenses	(595)	53
Accrued income taxes	22	(43)
Net cash provided by operating activities	5,348	4,953

Cash flows from investing activities:
Purchases of property and equipment	(1,168)	(610)
Proceeds from sale of property and equipment	5	513
Purchase of investments	–	(15)
Net cash used in investing activities	(1,163)	(112)

Cash flows from financing activities:
Purchase of treasury stock	(405)	(538)
Repayment of line of credit	–	(1,789)
Net cash used in financing activities	(405)	(2,327)

Net increase in cash and cash equivalents	3,780	2,514

Cash and cash equivalents at the beginning of the period	3,836	2,998

Cash and cash equivalents at the end of the period	$7,616	$5,512

Supplemental cash flow information:
Cash paid for income taxes, net of (refunds)	$335	$(1,937)
Cash paid for interest	$82	$214
Non-cash investing activities
Right-of-use assets recognized at ASU 2016-02 transition	$–	$944
Operating lease liability recognized at ASU 2016-02 transition	$–	$997
Increase (decrease) in right-of-use assets and operating lease liabilities recognized after ASU 2016-02 transition	$(58)	$280
Non-cash financing activities
Issuance of common stock under equity incentive plans	$522	$–

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